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                     December 22, 2023

       David Messenger
       Chief Financial Officer
       Century Communities, Inc.
       8390 East Crescent Parkway, Suite 650
       Greenwood Village, CO 80111

                                                        Re: Century
Communities, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-36491

       Dear David Messenger:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction